Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036-5306

Tel 202.955.8500

www.gibsondunn.com

Ronald O. Mueller

Direct: +1 202.955.8671

Fax: +1 202.530.9569

RMueller@gibsondunn.com

March 23, 2015

Christina Chalk

Senior Special Counsel

Office of Merger and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Wynn Resorts, Limited
DEFC14A filed March 16, 2015
File No. 0-50028

Ladies and Gentlemen:

On behalf of our client, Wynn Resorts, Limited (the “Company”), set forth below are responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 19, 2015, with respect to the above-referenced filing (the “Definitive Proxy Statement”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Capitalized terms used but not defined in this letter have the meaning defined in the Definitive Proxy Statement. All references to page numbers in these responses are to the pages of the Definitive Proxy Statement.

Definitive Proxy Statement filed March 16, 2015 — Additional Information Regarding the Election of Directors

1.	Refer to prior comment 7 in our letter dated March 13, 2015 and your response, as well as the revised disclosure appearing in this section of the definitive proxy statement. Describe the assurances made by Ms. Wynn in 2012 regarding her litigation claims that caused the Corporate Governance Committee to determine at that time that her claim was unlikely to interfere with Ms. Wynn’s service as a director of the Company. What caused this determination to change by February 2015?

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 23, 2015

RESPONSE:

In 2012, in response to serious concerns the independent directors had expressed with recommending the election of a director candidate who had initiated claims in litigation against the Company’s Chief Executive Officer and concerns over the potential triggering of a change of control provision under the indentures for the Company’s outstanding debt securities, thereby potentially requiring the Company to offer to repurchase a significant amount of its then outstanding debt securities, Ms. Wynn assured the Corporate Governance Committee that her cross claim in that litigation would not interfere with her service as a director. At its February 24, 2015 meeting, the Corporate Governance Committee voted to recommend that Ms. Wynn not be re-nominated due to the Corporate Governance Committee’s numerous concerns described on page 6 of the Definitive Proxy Statement. In light of the Company’s disclosures, the Company respectfully questions the basis for the assertion in the definitive proxy statement filed by Ms. Wynn on March 20, 2015 (the “EW Proxy”), that it is apparent the Board had “no problem” re-nominating Ms. Wynn as a director in 2012.

2.	We reissue comment 11 in our letter dated March 13, 2015. Apparently, a change in control if Ms. Wynn prevails in her counterclaims will occur only if the Company’s outstanding notes are rated below investment grade. Please revise to clarify, including your statement that if Ms. Wynn prevails in her litigation, it will impact the Company’s ability to “control rating actions on the Senior Notes.”

RESPONSE:

As stated on page 7 of the Definitive Proxy Statement, under the 2023 Indenture and the 2025 Indenture, if (1) a change of control (as defined in the 2023 Indenture, a “Change of Control”) occurs, and (2) at any time within 60 days after the occurrence of a Change of Control, the Senior Notes are rated below investment grade by both rating agencies that rate such Senior Notes (defined in the 2023 Indenture and the 2025 Indenture as a “Ratings Event”), then the Company is required to make an offer to repurchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest on the Senior Notes purchased, if any, to the date of the repurchase. As relevant for this discussion, the 2023 Indenture defines a “Change of Control” to occur if Stephen A. Wynn, together with certain related parties that include Ms. Wynn, in the aggregate beneficially owns a lesser percentage of the outstanding common stock of the Company than is beneficially owned by any other person. Under the 2025 Indenture, any event that constitutes a “Change of Control” under the 2023 Indenture also will constitute a “Change of Control” under the 2025 Indenture.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 23, 2015

Thus, there are two conditions that must exist to trigger the Company’s obligation to make an offer to repurchase the Senior Notes: (1) a Change of Control and (2) a Ratings Event. The occurrence of both a Change of Control and a Ratings Event is defined under the 2023 Indenture as a “Change of Control Triggering Event.” Under the 2023 Indenture and the 2025 Indenture, a Change of Control and a Ratings Event do not have to be causally related in order to constitute a Change of Control Triggering Event; for example, if the Senior Notes are rated below investment grade by both of the applicable rating agencies and subsequently, but while that situation exists, a Change of Control occurs, the Company’s obligation to offer to repurchase the Senior Notes at a premium to their principal amount is triggered immediately. For the Staff’s reference, the 2023 Indenture is available at http://www.sec.gov/Archives/edgar/data/1174922/000119312513231532/d542917dex41.htm and the relevant covenant is set forth in Section 4.11 of the 2023 Indenture; the corresponding provision is set forth in Section 4.11 of the 2025 Indenture, available at http://www.sec.gov/Archives/edgar/data/1174922/000117492215000017/ex41-indenture.htm. The defined terms “Change of Control,” “Ratings Event,” and “Change of Control Triggering Event” are set forth in Section 1.01 of both the 2023 Indenture and the 2025 Indenture.

Mr. Wynn and the Company are unable to control rating actions on the Senior Notes and thus are unable to control the occurrence of a Ratings Event. Under the Amended and Restated Stockholders Agreement, Mr. Wynn currently is able to prevent Ms. Wynn from selling, gifting or disposing of any of her Common Stock, except that Ms. Wynn is permitted to dispose of up to $10 million worth of Common Stock each year for ten years. If Elaine Wynn prevails in her cross claim, Stephen A. Wynn would not control Elaine Wynn’s shares, meaning that Ms. Wynn would be free to sell, gift or otherwise dispose of shares of Common Stock that currently are subject to the Amended and Restated Stockholders Agreement and those shares would cease to be deemed beneficially owned by Mr. Wynn or his related parties for purposes of the Indentures. Thus, compared to the situation that currently exists where Mr. Wynn is able to prevent Ms. Wynn from selling, gifting or otherwise disposing of Ms. Wynn’s shares, if Elaine Wynn prevails in her cross claim, the resulting inability of Mr. Wynn or the Company to prevent any dispositions by Ms. Wynn or to control rating actions on the Senior Notes increases the likelihood that the obligation to offer to repurchase the Senior Notes upon a Change of Control may be triggered under the Senior Notes. In this regard, the Company notes that, in contrast to Ms. Wynn’s statements in the EW Proxy Preliminary Proxy, it is impossible to determine in advance what level of stock ownership is necessary to prevent a Change of Control from occurring, since the test is a relative test comparing the aggregate stock ownership of Mr. Wynn and Ms. Wynn to the stock ownership of a third party. Thus, any disposition of Company shares by Ms. Wynn makes it more likely that a Change of Control will occur than if such a disposition does not occur.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 23, 2015

We respectfully believe that the Definitive Proxy Statement accurately describes (1) the terms of the 2023 Indenture and the 2025 Indenture and (2) the situation that would exist if Elaine Wynn prevails in her cross claim. The Definitive Proxy Statement does not state that Ms. Wynn’s litigation impacts the Company’s ability or inability to control rating actions on the Senior Notes. The Definitive Proxy Statement states on page 7 that Ms. Wynn’s litigation impacts Mr. Wynn’s ability to prevent dispositions of her shares (specifically, it states, “If Elaine Wynn prevails in her cross claim, Stephen A. Wynn would not beneficially own or control Elaine Wynn’s shares, meaning that Ms. Wynn would be free to sell, gift or otherwise dispose of shares of Common Stock that are currently subject to the Amended and Restated Stockholders Agreement.”). The Definitive Proxy Statement then states that as a result of such a situation, “the inability of Mr. Wynn or the Company to control the timing of any such dispositions by Ms. Wynn or to control rating actions on the Senior Notes, increase the likelihood that the change of control provision may be triggered under the Senior Notes.”

Finally, the Company wishes to reiterate that it is not aware of any action that Ms. Wynn could take under the 2023 Indenture and the 2025 Indenture to alter the Company’s obligations to redeem the notes should those obligations be triggered. On page 3 of the EW Proxy, Ms. Wynn states:

I could agree to let Mr. Wynn vote fewer shares than he now does, but still a sufficient number to ensure that our combined voting share total is larger than that of the next-largest stockholder. While such an agreement cannot be certain, as the second and third largest stockholders of the company, respectively, Mr. Wynn and I would have every incentive to arrive at an agreement and avoid triggering a covenant violation.

The relevant issue under the 2023 Indenture for determining whether a Change of Control has occurred is whether Mr. Wynn, Ms. Wynn, and certain related parties in the aggregate beneficially own more shares of the Company’s Common Stock than are beneficially owned by any other person. If Ms. Wynn grants Mr. Wynn voting power over her shares, it does not change the number of shares that the two of them beneficially own in the aggregate. The statements in the EW Proxy regarding Ms. Wynn’s willingness to agree to let Mr. Wynn vote some of her shares of Company Common Stock thus are not relevant under the 2023 Indenture or the 2025 Indenture. In contrast, an agreement by Ms. Wynn not to dispose of her shares of Company Common Stock would be relevant, but in her cross claim Ms. Wynn is seeking to be freed of exactly that type of agreement. Accordingly, the Company respectfully believes that the language quoted above from the EW Proxy is inapposite and that the EW Proxy does not accurately describe the relevant provisions of the 2023 Indenture and the 2025 Indenture or accurately analyze the possible implications of Ms. Wynn’s cross claim.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 23, 2015

3.	Refer to comment 10 in our comment letter dated March 13, 2015. In light of the assertions to the contrary in Ms. Wynn’s revised proxy statement, explain your belief that Ms. Wynn is not independent under NASDAQ listing standards. Your revised disclosure should address each standard and why Ms. Wynn does or does not meet it, noting any uncertainties or judgment calls where applicable.

RESPONSE:

Under NASDAQ Listed Company Rule 5605(a)(2), “‘Independent Director’ means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” The rule further states, “The following persons shall not be considered independent….” and then lists a number of standards (often referred to as “bright line” standards) under which a person cannot be determined independent.1 In order to qualify as independent, a director must meet each standard; that is, a director must not have “a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director” and the director must not have any relationship that is proscribed by the “bright line” standards.

The controlling nature of a board’s determination of independence is reflected in interpretive material issued by NASDAQ. For example, an interpretation of the independence standards set forth in the Nasdaq Listed Company Manual as IM-5605, “Definition of Independence - Rule 5605(a)(2),” states:

Similarly, for purposes of paragraph (B) of the Rule, compensation received by a director for former service as an interim Executive Officer need not be considered as compensation in determining independence after such service, provided such interim employment did not last longer than one year. Nonetheless, the Company’s board of directors still must consider whether such former employment and any compensation received would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.2 (emphasis added).

[1]	Under Nasdaq Listed Company Rule 5605(a)(2)(B), “The following persons shall not be considered independent:… (B) a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence…” Clause (B) provides an exception, however, for “compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company.”
[2]	This interpretive material is set forth as IM-5605 in the Nasdaq Listed Company Manual at: http://nasdaq.cchwallstreet.com/NASDAQTools/PlatformViewer.asp?selectednode=chp%5F1%5F1%5F4%5F3&manual=%2Fnasdaq%2Fmain%2Fnasdaq%2 Dequityrules%2F.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 23, 2015

Similarly, in NASDAQ interpretation 2012-2, NASDAQ evaluates whether a compensation arrangement with a director is or is not covered by the employment relationship provisions set forth under the “bright line” independence requirements of Rule 5605(a)(2)(B). Although NASDAQ determines that the facts before it do not preclude the director from being independent under Rule 5605(a)(2)(B), the interpretation goes on to emphasize the necessity of the company’s board of directors determining whether a relationship exists which, in the opinion of the board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Specifically, the interpretive opinion (the full text of which is attached as Appendix A to this letter) states:

Notwithstanding this conclusion [that the bright line standard is not applicable], pursuant to Listing Rule 5605(a)(2) and IM-5605, the company’s board has the responsibility to make an affirmative determination that no relationship exists that would impair the independence of any individual serving as an independent director. In assessing the Director’s independence, the Board should consider his prior service as the company’s Chief Executive Officer and the Payments made to him pursuant to the Transition Agreement, along with any other relationships that the Director has with the company and its executive officers and employees, in order to determine whether any of these relationships individually or in the aggregate may interfere with the Director’s exercise of independent judgment in carrying out his responsibilities of a director.

Thus, under NASDAQ listing standards, a company’s board of directors makes the determination of whether a director is “independent.” A director’s or nominee’s individual view of her status is not controlling. In this regard, it is important to note, as the EW Proxy now concedes, that at the meeting of the Company’s Board of Directors on February 26, 2015, following a review of the definition of “independent director,” the Company’s Board unanimously determined that Governor Miller, Dr. Irani, and Messrs. Hagenbuch, Shoemaker, Virtue, and Wayson qualify as independent directors of the Company. Ms. Wynn participated in this Board meeting and, as she has done for over a dozen years, voted without objection in determining that she and Mr. Wynn do not qualify as independent. The Company believes that, contrary to what is suggested in the EW Preliminary Proxy, it is important to note that the Board’s determination of independence at its February 26, 2015 meeting occurred after the Board had voted to reduce the size of the Board and to re-nominate only Messrs. Hagenbuch and Virtue as the Company’s nominees.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 23, 2015

Under the NASDAQ listing standards, a board must affirmatively determine whether a director qualifies as independent. Under Item 407(a)(3) of Regulation S-K, a company’s proxy statement must describe, “[f]or each director and nominee for director that is identified as independent, … any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) … that were considered by the board of directors under the applicable independence definitions in determining that the director is independent.” Accordingly, on page 9 of the Definitive Proxy Statement, the Company states:

In assessing independence, the Board considered all relevant facts and circumstances, including that none of the independent directors or their immediate family members has any economic relationship with the Company other than the receipt of his director’s compensation and compensation provided to directors’ immediate family members, as defined under NASDAQ listing standards, which was less than $120,000 in the aggregate and was not for consulting or advisory services. None of the independent directors or their immediate family members is engaged in any related party transaction with the Company.

We respectfully believe that the foregoing disclosure satisfies the Company’s disclosure obligations regarding its determination of director independence under Item 407(a)(3) of Regulation S-K.

Acknowledgement

We hereby inform you on behalf of the Company that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 23, 2015

Please do not hesitate to contact the undersigned at (202) 955-8671 if you have any questions or would like any additional information.

Sincerely,

/s/ Ronald O. Mueller

ROM/kp

Attachment

cc: Kimmarie Sinatra, Wynn Resorts, Limited

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 23, 2015

Appendix A

NASDAQ Interpretation 2012-2 (Rule 5605(a)(2)(B)):

This is in response to your interpretive request asking whether the Director is eligible to be an independent member of the company’s board of directors under Listing Rule 5605(a)(2)(B) (the “Rule”). The Director received certain payments and benefits from the company, which are described below. You asked whether these amounts are “non-discretionary” for purposes of the Rule and, therefore, not prohibited by the Rule’s limit on compensation (the “Limitation”).

The Director previously was the company’s Chief Executive Officer. He ceased being an employee of the company more than three years ago. At that time, the company and the Director negotiated an agreement (the “Transition Agreement”) pursuant to which the company is obligated to make payments for various periods of time, including ongoing payments for: (i) healthcare coverage; and (ii) payments under the company’s Supplemental Executive Retirement Plan (the “SERP”). In addition, other payment obligations under the Transition Agreement ended during the prior three years, including payments for: (i) life insurance coverage; (ii) a car allowance; and (iii) compensation for serving as Chairman of the company’s Board, or, if the Director died or was removed as Chairman, the lump sum value of the amounts he would have otherwise received as Chairman (collectively with the ongoing payments described in the prior sentence, the “Payments”). The Transition Agreement accelerated the date when the Director became eligible to receive payments under the SERP and resulted in a recalculation of the amount of those payments. In addition, the Transition Agreement extended the post-employment period during which the Director retained his eligibility for healthcare coverage under his employment agreement. You stated that the Payments are legal obligations of the company, which are not contingent in any way on continued service to the company by the Director.

Following our review of the information you provided, we have concluded that for purposes of the Rule, the Payments are non-discretionary and, as such, need not be considered in determining whether the Director has accepted compensation from the company in excess of the Limitation. We have reached this conclusion because the Payments are legal obligations of the company and are not contingent on continued service to the company by the Director. Accordingly, under the Rule, the Payments do not preclude the company’s board of directors from determining that the Director is independent.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 23, 2015

Notwithstanding this conclusion, pursuant to Listing Rule 5605(a)(2) and IM-5605, the company’s board has the responsibility to make an affirmative determination that no relationship exists that would impair the independence of any individual serving as an independent director. In assessing the Director’s independence, the Board should consider his prior service as the company’s Chief Executive Officer and the Payments made to him pursuant to the Transition Agreement, along with any other relationships that the Director has with the company and its executive officers and employees, in order to determine whether any of these relationships individually or in the aggregate may interfere with the Director’s exercise of independent judgment in carrying out his responsibilities of a director. We are not expressing an opinion as to whether it would be appropriate for the company’s board to make such a finding with respect to the Director.